

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax 86-755-2601-2489

December 10, 2010

Mingchun Zhou
Chief Executive Officer
China Skyrise Digital Service, Inc.
4/F M-3rd Building
Hi-tech Industrial Park
Nanshan District, Shenzhen PRC 518070

      Re: **China Skyrise Digital Service, Inc.**
              Form 10-K for the Year Ended December 31, 2009
              Filed March 31, 2010
              File No. 333-139940

Dear Mr. Zhou:

      We have reviewed your letter dated November 4, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 13, 2010.

Form 10-K for the Year Ended December 31, 2009

Item 9(A)T. Controls and Procedures, page 37

1.   It appears from your response to prior comment 1 that you did not address all of the bullet points in our previous comment. As previously requested, please explain further

how you evaluate and assess internal control over financial reporting. In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. Also, tell us if you maintain your books and records in accordance with U.S. GAAP and if so, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

2.   We note your response to our prior comment 1 and it is unclear how you were able to conclude that your internal control over financial reporting was effective considering the apparent limited U.S. GAAP experience of those primarily responsible for preparing your books, records and financial statements and those responsible for assessing the effectiveness of your internal control over financial reporting.   In this regard, we note that your chief financial officer and chief executive officer have gained their U.S. GAAP knowledge through independent self study using the U.S. GAAP reference book, U.S. GAAP and SOX compliance tool kits, and other internet resources. Please describe in greater detail the internal and external accounting training that your CFO and CEO have had on U.S. GAAP and SEC rules and regulations and explain why you believe these self study programs are sufficient to maintain the requisite knowledge to prepare financial statements in accordance with U.S. GAAP and to conclude on the effectiveness of your internal control over financial reporting. Further, tell us if there is any other U.S. GAAP experience or knowledge obtained by these individuals that you have not discussed in your prior response.

Revenue Recognition, page F-7

3.   We note your response to prior comment 2. We are having difficulties understanding your accounting for security system sales that include two years of free maintenance as your responses to date have provided inconsistent information. Regardless of whether or not the company believes maintenance services are immaterial to your financial statements, in an effort to fully understand your accounting, please respond to the following:

- In response to comment 2 in your July 12, 2010 response letter, you indicate that maintenance services include (a) fault checking, (b) system upgrade and (c) accident response. Please describe further the exact nature of each of these services and explain how you determined that such services are more akin to a limited warranty obligation versus maintenance services;

- Explain what you mean by "one-off specified services" as referenced in your September 27, 2010 response letter (comment 3);
- Your current response indicates that maintenance "costs" are minimal and immaterial (less than $1,000 per year). Please clarify whether you are referring to the costs of providing maintenance services or the revenue earned from such services. To the extent you are referring to the cost of providing such services, then explain further what relevance the costs have to your revenue recognition policy for such services. Also, please clarify whether the $1,000 per year represents the total costs for all system sales during the year or whether it represents the annual cost per year for each system sold. If the latter is the case, then tell us the total costs for all system sales for each period presented;
- If you have concluded that maintenance revenues are immaterial to your financial statements, then provide the amount of maintenance revenues used as the basis for such conclusions and tell us how you determined such amounts. In this regard, your response to comment 3 in your August 13, 2010 letter indicates that it is difficult for you to obtain reliable evidence of fair value for your maintenance services; however, your response to comment 2 in your September 27, 2010 letter implies that you are able to determine fair value for such services. Please clarify these inconsistencies. To the extent that you can reasonably determine fair value for maintenance services included in your security system sales, explain in detail, how you determine the fair value of such services and provide quantified information, as available. In this regard, the disclosures in your September 30, 2010 Form 10-Q refer to VSOE, third-party evidence and other estimates, however, it is not clear which, if any, of these you are using to establish fair value for your maintenance services. To the extent that you are unable to determine fair value for such services, explain further how you determined that recognizing revenue for the entire security system sale up-front versus over the life of the maintenance services is appropriate; and
- Reconcile the accounting policy included in your September 30, 2010 Form 10-Q to the information provided in your response. To the extent that your current policy does not coincide with the information provided in your response, then provide your proposed revised disclosures to rectify this situation.

4. We note your response to comment 4 in your September 27, 2010 response letter where you indicated that revenue is recognized upon "both delivery of the products and customer acceptance through successful testing of the products by the customer." Your current response to comment 2 does not appear to be consistent with your September 27, 2010 response. Tell us whether the reference to "customer acceptance through successful testing" in the September 27, 2010 response letter was referring to arrangements in which the company installed the equipment. Also, for arrangements in which the company provides installation services, please clarify whether revenue is recognized upon installation or whether revenue is recognized upon installation, testing and acceptance by the customer.

5.   Your response to prior comment 5 indicates that you do not sell customized software, however, your September 30, 2010 Form 10-Q includes a discussion regarding your revenue recognition policy for customized software arrangements similar to what you provided in your September 27, 2010 response letter (comment 5). To the extent that revenues from customized software arrangements are not material to your operations, then tell us why you believe these disclosures are necessary.

6.   Also, as previously requested, please confirm that your response to comment 6 in your June 15, 2010 letter was referring to sales of your software products that do <u>not</u> require significant customization or modification. If so, describe further your software products. In this regard, tell us whether the software referred to in your June 15, 2010 and September 27, 2010 (comment 5) response letters is the same software that is included in your security systems discussed in response to prior comment 2. If so, then explain further why your response to comment 2 indicates that your hardware and software are <u>not</u> mutually exclusive and yet your June 15, 2010 response letter indicates that your software was not a component of your tangible product sales but rather can be used for all systems, including products manufactured by other manufacturers. To the extent that you do separately sell software, then tell us how you intend to revise the disclosures in the business section and in your revenue recognition policy footnote to more clearly describe your software arrangements and your accounting for such arrangements as your current disclosures refer mainly to software arrangements that include significant customization services. To the extent you do not separately sell software but rather only ever sell your software with the security system hardware, then explain in detail how you determined that the software is not more than incidental to the hardware.

        You may contact Robert Benton, Staff Accountant, at (202) 551-3804 or me at (202) 551-3499 if you have any questions regarding the above comment.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief